Exhibit 99.10

July 11, 2021

Via E-Mail

Mr. Randy J. Nebel

President, Chief Executive Officer and Director

Verso Corporation

8450 Gander Creek Drive

Miamisburg, Ohio 45342

Dear Randy:

On behalf of Atlas Holdings LLC (“Atlas” or “we”), we are pleased to propose an all-cash transaction pursuant to which an affiliate of Atlas would acquire all of the outstanding shares of Class A Common Stock (the “Common Shares”) of Verso Corporation (“Verso” or the “Company”) not already owned by Atlas or its affiliates. We are a long-term Verso investor and currently beneficially own 2,700,646 Common Shares, which represent approximately 9.12% of the aggregate voting power of the Company. We are extremely enthusiastic about this proposed transaction as we believe it would allow your stockholders to realize immediate liquidity and full and substantial value for their shares.

We are prepared to offer $20.00 per share in cash for all of the outstanding Common Shares. This price represents a 15.9% premium over the July 9, 2021 closing stock price and a 24.0% premium to the 90-day volume-weighted average share price. Further, our offer represents a 20.6x enterprise value to last twelve-month Adj. EBITDA multiple (assuming an enterprise value of $866 million1 against a reported Adj. EBITDA of $42 million). By any measure, we believe our proposal represents a compelling opportunity for Verso’s stockholders to realize an attractive, all-cash premium for their shares at a favorable valuation in a very challenging operating environment. We believe our proposal provides your stockholders with full, immediate value for their shares and, when taken together with the recent special and quarterly dividends, will have resulted in more than $23 per share in value to stockholders since this board took office in January 2020.

We believe Atlas is the ideal acquirer of the Company given our expertise in executing complex transactions and our experience in the pulp, paper and packaging sector. Atlas is engaged in a variety of industrial sectors and has been successfully investing in the pulp, paper and packaging industries since our formation in 1999, specifically in the subsectors in which Verso participates – specialty paper, graphic paper and pulp. Atlas seeks to unlock the full potential of our companies by patiently applying our industry expertise and operating system over the long-term, working closely with the Company’s Leadership Team.

Our proposal is not contingent on any third-party financing. We intend to finance the proposed transaction with 100% equity. Atlas has approximately $6.0 billion under management, including $3.1 billion in our most recent fund vehicle, Atlas Capital Resources IV LP. We have the resources and capabilities to execute an acquisition of the Company quickly and efficiently.

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An assumed Verso enterprise value of $866 million is based upon 29,610,658 Common Shares outstanding at a $20.00 per share price netted against $63 million of net cash ($118 million of cash as of the fiscal quarter ended March 31, 2021 (“Q1 2021”) less $55 million used on tender with $0 of debt) and adding $337 million of Q1 2021 pension liability. The 29,610,658 Common Shares outstanding are as of June 10, 2021, according to the Form 10-Q filed by the Company with the Securities and Exchange Commission (“SEC”) on May 7, 2021 and the Tender Offer Statement on Schedule TO originally filed with the SEC on May 13, 2021, as amended and supplemented.

Given our familiarity with the business and operations of the Company, we are well positioned to complete negotiations and execute definitive documentation in an expeditious manner without the need to perform material due diligence. As such, we are prepared to conduct limited confirmatory due diligence immediately and to move swiftly to negotiate definitive documentation in parallel with our confirmatory due diligence review. We have engaged advisors and are prepared to dedicate the necessary resources to close the proposed transaction as promptly as practicable.

We believe that the proposed transaction will enable your stockholders to realize the highest possible price for their shares. We recognize that the board of directors of the Company will need to evaluate the proposed transaction before it can make its determination whether to endorse it. While we appreciate and respect the board’s need to conduct an appropriate process in evaluating our proposal, time is of the essence and your prompt consideration is requested. We and our advisors look forward to working with the board of directors and its advisors to consummate a mutually acceptable transaction as expeditiously as possible and are available at your convenience to discuss any aspects of this proposal.

We will be promptly filing an amendment to Atlas’ Schedule 13D to disclose this proposal. We believe you will agree with us that it is in our collective interests to ensure that our discussions relating to the proposed transaction proceed in a confidential manner, unless otherwise required by law, until we have executed definitive documentation or terminated our discussions.

This letter does not constitute a binding commitment or obligation, and no agreement, arrangement or understanding between the parties with respect to this proposal or any other transaction (including any agreement to commence or continue negotiations) shall be created until such time as mutually satisfactory definitive documentation have been executed and delivered. We also reserve the right to withdraw this proposal without further obligation of any kind at any time and for any reason or no reason.

We look forward to working collaboratively with the Company and consummating a transaction with the support and approval of the Company’s board of directors. In summary, we believe that our proposal provides the Company’s stockholders with the best opportunity to realize full value for their shares. We and our advisors are willing to make ourselves available immediately to discuss this proposed acquisition with you and your advisors.

Sincerely,

ATLAS HOLDINGS LLC

/s/ Timothy J. Fazio

Timothy J. Fazio

Managing Partner

Atlas Holdings LLC

cc:     Dr. Robert Beckler, Director, Verso Corporation

Marvin Cooper, Director, Verso Corporation

Jeffrey E. Kirt, Director, Verso Corporation

Nancy M. Taylor, Director, Verso Corporation

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